UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                                TO RULE 13d-1(a)*

                               DEI Holdings, Inc.
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    254575103
                                    ---------
                                 (CUSIP Number)

                        Christopher Shackelton/Adam Gray
                          825 Third Avenue, 36th Floor
                               New York, NY 10022
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 17, 2009
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ] .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D
CUSIP No. 254575103                                            Page 2 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Coliseum Capital Management, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5        Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)        [  ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,399,399
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    0
   With
                           10       Shared Dispositive Power
                                            3,399,399

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,399,399

12 Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [ ]

13       Percent of Class Represented by Amount in Row (11)

                                    13.3%

14       Type of Reporting Person (See Instructions)

                                    OO; IA

                                  SCHEDULE 13D
CUSIP No. 254575103                                            Page 3 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Coliseum Capital, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5        Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)        [  ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,445,735
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    0
   With
                           10       Shared Dispositive Power
                                            2,445,735

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,445,735

12 Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [ ]

13       Percent of Class Represented by Amount in Row (11)

                                    9.6%

14       Type of Reporting Person (See Instructions)

                                    OO

                                  SCHEDULE 13D
CUSIP No. 254575103                                            Page 4 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Coliseum Capital Partners, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5        Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)        [  ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,445,735
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    0
   With
                           10       Shared Dispositive Power
                                            2,445,735

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,445,735

12 Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [ ]

13       Percent of Class Represented by Amount in Row (11)

                                    9.6%

14       Type of Reporting Person (See Instructions)

                                    PN

                                  SCHEDULE 13D
CUSIP No. 254575103                                            Page 5 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Adam Gray

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5        Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)        [  ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,399,399
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    0
   With
                           10       Shared Dispositive Power
                                            3,399,399

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,399,399

12 Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [ ]

13       Percent of Class Represented by Amount in Row (11)

                                    13.3%

14       Type of Reporting Person (See Instructions)

                                    IN

                                  SCHEDULE 13D
CUSIP No. 254575103                                            Page 6 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Christopher Shackelton

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5        Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)        [  ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,399,399
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    0
   With
                           10       Shared Dispositive Power
                                            3,399,399

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,399,399

12 Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [ ]

13       Percent of Class Represented by Amount in Row (11)

                                    13.3%

14       Type of Reporting Person (See Instructions)

                                    IN

CUSIP No. 254575103                                            Page 7 of 9 Pages


Item 1.  Security and Issuer.

This statement relates to the Common Stock (the "Common Stock") of DEI Holdings, Inc. (the "Issuer"). The Issuer's principal business office is located at 1 Viper Way, Vista, CA 92081.

Item 2. Identity and Background.

The persons filing this statement and the information regarding them are as follows:

         (a) Coliseum Capital Management, LLC ("CCM"), Coliseum Capital, LLC ("CC"), Coliseum Capital Partners, L.P. ("CCP"), Adam Gray ("Gray") and Christopher Shackelton ("Shackelton") (collectively, the "Filers"). The Filers previously reported beneficial ownership of the shares of the Issuer on a Schedule 13G, the last amendment to such Schedule 13G being filed August 13, 2008.

         (b) The business address of the Filers is 825 Third Avenue, 36th Floor, New York, NY 10022.

         (c) The present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

                  CCM is the Investment Adviser to, and CC is the General Partner of, CCP, an investment limited partnership as well as another investment partnership which owns Common Stock of the Issuer. Gray and Shackelton are the Managers of CCM and CC.

         (d)      During  the  last  five  years,  none of the  Filers  has been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

         (e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of the Filers is listed on the cover page herein.

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of funds used in purchasing the Common Stock were as follows:

Purchaser                           Source of Funds                 Amount
CCP                                 Working Capital                 $4,361,672
CCM                                 Funds under Management(1)       $6,004,217

Item 4. Purpose of Transaction.

The Filers originally acquired the shares of Common Stock beneficially owned by them for investment purposes as reflected in their Schedule 13G filings as amended. The Filers are in advanced conversations with the Issuer regarding the appointment of Adam Gray as a member of the Board of Directors of the Issuer. As of the date of this statement, such appointment remains subject to, among other matters, the (a) finalization of definitive agreements with respect to (i) the future registration of Common Stock beneficially owned by the Filers,(ii) a standstill agreement with respect to the Filers' acquisition of additional indebtedness issued by the Issuer under the terms of that certain Amended and Restated Credit Agreement (the "Credit Agreement"), dated as of September 22, 2006, as further amended from time to time, by and among DEI Sales, Inc., Canadian Imperial Bank of Commerce and, the other lenders named therein and (b) final action of the Issuer's Board of Directors.

As of the date of this statement, the Filers beneficially own (a) approximately $14.1 million of the term loan and (b) approximately $6 million of the revolving credit loan issued under the Credit Agreement.

CUSIP No. 254575103                                            Page 8 of 9 Pages


The Filers reserve the right to further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers' modifying their ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements and proposing changes in the Issuer's operations, governance or capitalization. The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, or acquire additional Common Stock or dispose of all Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.  Interest in Securities of the Issuer.

The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on the cover page herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer(4).

CCM is an investment adviser whose clients, including CCP, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

Item 7.  Material to be Filed as Exhibits.

Exhibit A  Joint Filing Agreement

CUSIP No. 254575103                                            Page 9 of 9 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 17, 2009

COLISEUM CAPITAL MANAGEMENT, LLC


By:  /s/ Christopher Shackelton
     -------------------------------
     Christopher Shackelton, Manager


COLISEUM CAPITAL, LLC


By:  /s/ Adam Gray
     -----------------------------
     Adam Gray, Manager


COLISEUM CAPITAL PARTNERS, L.P.

     /s/ Adam Gray
     --------------------------------------
By:  Coliseum Capital, LLC, General Partner
By:  Adam Gray, Manager


By:  /s/ Christopher Shackelton
     -----------------------------
     Christopher Shackelton


By:  /s/ Adam Gray
     -----------------------------
     Adam Gray